June 8, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
 VALENCIA LAVETTEA TUBAYA - Filing of Form RW
Regarding Wrong Submission Form Type for Form 10-(12)G
(Commission File No. 000-53936)



Dear Ladies and Gentlemen:

VALENCIA LAVETTA TUBAYA (the "Registrant"), was mistaken in its attempt to file a Form 10-(12)G that was filed on April 8th 2010.
(Accession number 0001488703-10-000001.

At this time, VALENCIA LAVETTA TUBAYA would like to file a Form RW to correct the error. We are attaching this letter to seek a withdrawal of the 10-(12)G filing.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby requests that the Commission consent to the withdrawal of the Registration.

 The Registrant represents that no securities have been sold pursuant to this Registration.

Thank you for your consideration.

Very truly yours,

BY:/S/ VALENCIA LAVETTA TUBAYA
VALENCIA LAVETTA TUBAYA